October 9, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on September 11, 2007 File No. 333-143856
Dear Mr. Reynolds:
          On behalf of TM Entertainment and Media, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 4, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Ronald E. Alper.
          Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
     General
1.	We note your response to comment one of our letter dated August 22, 2007 and we reissue our prior comment. In your response you state that, “The insider warrants and common stock underlying those warrants will be registered for resale in the future.” If the securities are to be registered for resale in the future, please remove the resale of these securities from this registration statement. We note that Item 507 of Regulation S-K specifically states that, “If any of the securities to be registered are to be offered for the account of security holders... “ (emphasis added). If the company intends to register the resale of the common stock and warrants at this time, then please provide the disclosure required by Item 507 of Regulation S-K. We may have further comment.

We have made the requested changes. Please see the prospectus cover page and page 48.
     Risk Factors, page 14

2.	We note your response to comment three of our previous letter and your additional risk factor on page 20. Please revise this risk factor to discuss in greater detail the potential conflict of interest for your existing stockholders, officers, director or special advisor if the company seeks to acquire a target business that is an affiliate of such persons. Please discuss why the terms of the business combination may not be as advantageous to the stockholders.

We have made the requested changes. Please see page 17.

3.	We note the last risk factor on page 22 in regards to your existing stockholders controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, or officers and directors, intend to purchase units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If the existing stockholders, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholders, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary. We may have further comment.

We have made the requested changes. Please see pages 7 and 20.
     Proposed Business, page 36
     Effecting a Business Combination, page 37
     Conversion Rights, page 41
4.	Please revise the statement on page 42 that requiring physical or electronic tendering of shares ‘would not result in any increased cost to stockholders” to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

We have made the requested changes. Please see page 36.

5.	Also, please revise page 42 to delete the reference to a “put” right, which would suggest that shareholders have the right to force the company to purchase their shares.

We have made the requested change. Please see page 36.

6.	Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

We have made the requested changes. Please see page 13.

7.	Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

We have made the requested changes. Please see page 36.
     Financial Statements
     Notes to Financial Statements
     Note 6 — Commitments, F-10
8.	Considering the private placement warrants will be sold to your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

The Company has concluded the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price equals at least the fair value of the warrants. The Company has calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components to the units) and to a smaller extent various features applicable to the private placement warrants that support a modest discount.

In determining the market value of the warrant, the Company has analyzed a sample of similar-type transactions consummated during 2007 and in doing so reviewed the trading history of the public warrants for a period of no more than 90 days after the separation of the unit. Based on a sample size consisting of twenty five $8.00 Units, the range of average daily closing prices during such period was $0.64 to $1.52. The median of the range is $0.85.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that support the application of a discount to fair market value. Neither these warrants, nor the underlying shares of common stock, are transferable for a period of 60 days following consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended (“Act”). Although the holders of the private placement warrants have been granted demand and piggy-back registration rights with respect to the warrants and underlying shares, they are not exercisable until after the completion of a business combination (as to which some uncertainty exists). Building in the requisite time period to prepare and effect the filing of a registration statement with the Securities and Exchange Commission and the review process, it could take up to an additional six months following consummation of business combination, which is not expected to occur until at least 9 months following the offering. This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market and realize a profit during the minimum 15 month period referred to above, which the holders of the private placement warrants will not have. Clearly, the lack of liquidity builds in a greater risk for the Investors in the private placement that justifies a corresponding discount to the purchase price.

In order to reflect the above conclusion the Company has added disclosure to pages 4 and 30 stating, “We do not believe the sale of the warrants will result in a compensation expense because they are being sold at or above fair market value.” Additionally, the Company has added disclosure to Note 7 on page F-10 of the Registration Statement indicating. “The sale of the warrants to management will not result in the recognition of any stock-based compensation expense because they are being sold above fair market value.”
          If you have any questions, please contact the undersigned at (212) 735-8764 or Joe Segilia at (212) 735-8778.

Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Theodore S. Green Malcolm Bird Jonathan Miller John W. Hyde

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